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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             WESTBRAE NATURAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             WESTBRAE NATURAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  957150-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  B. ALLEN LAY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WESTBRAE NATURAL, INC.
                            1065 EAST WALNUT STREET
                                CARSON, CA 90746
                                 (310) 886-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
               ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)

                               ----------------

                                    COPY TO:

                              JAY J. MILLER, ESQ.
                              430 EAST 57TH STREET
                                    SUITE 5D
                            NEW YORK, NEW YORK 10022
                                 (212) 758-5577

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Westbrae Natural, Inc, a Delaware corporation (the "Company") and the address of the principal executive office of the Company is 1065 East Walnut Street, Carson, CA 90746. The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1/13D, dated September 12, 1997 (the "Schedule 14D-1"), of Hain Acquisition Corp., a Delaware corporation ("Purchaser" ) a wholly owned subsidiary of The Hain Food Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $3.625 per Share (such amount, or any greater amount paid pursuant to the Offer, the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

  The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser and the Company, dated as of September 11, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions contained therein, and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), as promptly as practicable after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger").

  The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which would represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) Parent obtaining, prior to the expiration of the Offer, sufficient financing to enable the consummation of the Offer and the Merger (the "Financing Condition").

  According to the Schedule 14D-1, the address of the principal executive office of Purchaser and of Parent is 50 Charles Lindbergh Boulevard, Uniondale, New York 11553.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.
    (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) the Purchaser, Parent, its executive officers, directors or affiliates is described in Annex A hereto or set forth below.

  MERGER AGREEMENT. The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to Parent's and the Purchaser's Schedule 14D-1 The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 12 of the Offer to Purchase.

  The Offer. The Merger Agreement provides that, subject to the provisions of the Merger Agreement, as promptly as practicable but in no event later than five business days after the announcement of the execution of the Merger Agreement, the Purchaser will, and Parent will cause the Purchaser to, commence the Offer. The Merger Agreement provides that the obligation of the Purchaser to, and of Parent to cause the Purchaser to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer will be subject to the (i) the Minimum Condition, (ii) the Financing Condition and
(iii) conditions set forth in "Conditions to the

Offer" below and to the other conditions of the Merger Agreement. On the terms and subject to the conditions of the Offer and the Merger Agreement, the Purchaser will, and Parent will cause the Purchaser to, pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer that the Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer. The Purchaser expressly reserves the right to modify the terms of the Offer and to waive any condition of the Offer, except that, without the consent of the Company, the Purchaser will not (i) reduce the number of shares of Common Stock subject to the Offer,
(ii) reduce the price per share of Common Stock to be paid pursuant to the Offer, (iii) modify or add to the conditions set forth in "Conditions to the Offer" below or otherwise amend the Offer in any manner materially adverse to the Company's stockholders, (iv) except as provided in the next two sentences, extend the Offer, or (v) change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (i) extend the Offer for a period of not more than 10 business days beyond the initial expiration date of the Offer (which initial expiration date will be 20 business days following commencement of the Offer), if on the date of such extension less than 90% of the outstanding shares of Common Stock have been validly tendered and not properly withdrawn pursuant to the Offer,
(ii) extend the Offer from time to time if at the initial expiration date or any extension thereof the Minimum Condition or any of the other conditions to the Purchaser's obligation to purchase shares of Common Stock set forth in paragraphs (a), (b) and (e) of "Conditions to the Offer" below will not be satisfied or waived, until such time as such conditions are satisfied or waived, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iv) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i), (ii) or (iii) of this sentence. In addition, the Purchaser will at the request of the Company extend the Offer for five business days if at any scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to purchase shares of Common Stock will not be satisfied; provided, however, that the Purchaser will not be required to extend the Offer beyond November 30, 1997.

  The Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger" and in accordance with the DGCL, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company or by any subsidiary of the Company and Shares owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under the
DGCL), will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest.

  Approval of Company Stockholders. If required by applicable law in order to consummate the Merger, the Company will duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement and the Merger. In addition to receiving notice of such Special Meeting, stockholders would receive a Proxy Statement (the "Proxy Statement"), soliciting the vote of the stockholders of the Company with respect to the Merger Agreement and the Merger at the Special Meeting. Section 253 of the DGCL would permit the Merger to occur without a vote of the Company's stockholders (a "short-form merger") if the Purchaser were to acquire at least 90% of all of the outstanding Shares in the Offer. If the Purchaser acquires 90% or more of the outstanding Shares in the Offer, the Purchaser intends to cause the Merger to occur as a short-form merger.

  Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of the following conditions: (1) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of the Shares, if required by applicable law, in order to consummate the Merger, (2) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger and (3) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, except that this condition shall not apply if Parent, the Purchaser or their affiliates shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

                                       2
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  Termination of the Merger Agreement. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Effective Time (as defined in the Merger Agreement), whether before or after shareholder approval thereof: (1) by the mutual written consent of Parent and the Company; (2) by either of the Company or Parent (a) if the Offer will have expired without any Shares being purchased therein, other than by a party whose failure to fulfill an obligation under the Merger Agreement was the cause of the failure of Parent or the Purchaser to purchase such shares, (b) if any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") will have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto will use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action will have become final and non-appealable or (c) if the Offer has not been consummated prior to November 30, 1997; (3) by the Company if (a) to the extent described under the second paragraph under "Takeover Proposals," the Board of Directors of the Company (the "Company Board") approves or recommends a Superior Proposal (as defined below) and (b) the Company has paid to the Parent an amount in cash equal to the sum of the Termination Fee (as defined below); or (4) by Parent
(a) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations hereunder, which makes it impossible to satisfy any of the conditions set forth in "Conditions to the Offer" below, (b) if prior to the purchase of Shares pursuant to the Offer, the Company will have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (I) would give rise to the failure of a condition set forth in "Conditions to the Offer" below and (II) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company or (c) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraphs (d), (f) and (g) of "Conditions to the Offer" below.

  Takeover Proposals; No Solicitation. The Company has agreed in the Merger Agreement that it will not, nor will it permit any officer or director of the Company or any officer or director of its subsidiaries to, nor will it authorize or permit, any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (1) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (2) except as provided in the next paragraph, enter into any agreement with respect to any Takeover Proposal or
(3) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of shares of Common Stock pursuant to the Offer, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by a majority of the members thereof based on the written advice of outside counsel, the Company may, in response to an unsolicited written bona fide Takeover Proposal that contains no financing condition from a person that the Company Board reasonably believes has the financial ability to make a Superior Proposal, furnish non-public information with respect to the Company to such person pursuant to a customary confidentiality agreement and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any written proposal that contains no financing condition for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, more than 20% of the equity securities of the Company or more than 20% of the Company's consolidated total assets, other than the transactions contemplated in the Merger Agreement.

  The Merger Agreement provides that neither the Company Board nor any committee thereof will (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger or (2) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, the Company Board, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the members thereof based on the written advice of outside counsel, may approve or recommend (and, in connection therewith withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger) a Superior Proposal. For purposes of the Merger Agreement, "Superior Proposal" means a bona fide Takeover Proposal made by a third party on terms which the Company Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger.

  The Merger Agreement provides that nothing contained therein shall prohibit the Company and its Board of Directors from complying with Rule 14e-2 under the Exchange Act, or issuing a communication meeting the requirements of Rule 14d-9(e) under the Exchange Act, with respect to any tender offer; provided, however, that the Company may not, except as permitted by the second preceding paragraph, withdraw or modify its position, with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal.

  Fees and Expenses. The Merger Agreement provides that the Company will pay to Parent, upon demand a fee of $1 million (the "Termination Fee"), payable in same day funds, if (1) after the date of the Merger Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") will have publicly made a Takeover Proposal, (2) the Offer will have remained open until at least the scheduled expiration date immediately following the date such Takeover Proposal is made (and in any event for at least ten business days following the date such Takeover Proposal is made), (3) the Minimum Condition will not have been satisfied at the expiration of the Offer, (4) the Merger Agreement will thereafter be terminated pursuant to its terms and (5) the Company Board, within 10 business days after the public announcement of the Takeover Proposal, either fails to recommend against acceptance of such Takeover Proposal by the Company's stockholders or announces that it takes no position with respect to the acceptance of such Takeover Proposal by the Company's stockholders. The Merger Agreement further provides that if (1) the Company will terminate the Merger Agreement for reasons described in clause (3) under "Termination of the Merger Agreement" above, (2) Parent will terminate the Merger Agreement for reasons described in clause (4)(c) under "Termination of the Merger Agreement" above, or (3) either the Company or Parent terminates the Merger Agreement for reasons described in clause (2)(a) under "Termination of the Merger Agreement" above as a result of the existence of any condition set forth in paragraph (d) of "Conditions to the Offer" below; the Company will pay to Parent, an amount (the "Expense Reimbursement Amount"), equal to $200,000, which will be payable in same day funds. The estimated Amount will be paid concurrently with any such termination. Parent shall reimburse the Company to the extent such Expense Reimbursement Amount exceeds its actual expenses. Notwithstanding the foregoing, the aggregate payment by the Company for reason described in this paragraph above will not exceed $1 million. If Parent terminates the Merger Agreement upon failure by the Parent to satisfy the Financing Condition for reasons not attributable to the Company, Parent shall pay to the Company an amount equal to $100,000.

  Conduct of Business by the Company. The Merger Agreement provides that during the period from the date of the Merger Agreement to the earlier of the Effective Time of the Merger and the appointment or election of the Purchaser's designees to the Company Board pursuant to the terms of the Merger Agreement (such earlier time, the "Control Time"), the Company will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as contemplated by the Merger Agreement or otherwise approved in writing by Parent, during the period from the date of the Merger Agreement to the Control Time, the Company will not, and will not permit any of its subsidiaries to: (1)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares

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or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock (including shares issued and held in treasury), any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of Common Stock upon the exercise of Company Options outstanding on the date of the Merger Agreement in accordance with their present terms; (3) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (4) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (b) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (5) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, except sales of inventory in the ordinary course of business consistent with past practice; (6)(a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and pursuant to existing agreements not to exceed in the aggregate $250,000, or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company except for travel advances and loans to employees in amounts not to exceed $10,000 in the aggregate; (7) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $250,000; (8)(a) grant to any officer of the Company or any of its subsidiaries any increase in compensation, except as was required under employment agreements in effect as of December 31, 1996,
(b) grant to any officer of the Company or any of its subsidiaries any increase in severance or termination pay, except as was required under employment, severance or termination agreements in effect as of December 31, 1996, (c) enter into any employment, severance or termination agreement with any officer of the Company or any of its subsidiaries or (d) amend any benefit plan in any respect; (9) make any change in accounting methods, principles or practices materially affecting the Company's assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; (10) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms; (11) except in the ordinary course of business, modify, amend or terminate any material contract or waive or release or assign any material rights or claims; (12) make any material tax election or settle or compromise any material income tax liability; or (13) authorize any of, or commit or agree to take any of, the foregoing actions. In addition, the Merger Agreement provides the Company will not, and will not permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) except as otherwise permitted by the terms of the Merger Agreement, any of the conditions to the Offer set forth under "Conditions to the Offer" below, or any of the conditions to the Merger set forth under "Conditions to the Offer" above, not being satisfied.

  Pursuant to the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action that would or that could reasonably be expected to result in (1) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (2) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (3) except as otherwise permitted by the provisions of the Merger Agreement described above under "Takeover Proposals", any of the conditions to the Offer or to the Merger not being satisfied.

  In addition, the Merger Agreement provides that the Company shall promptly advise the Purchaser orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a material adverse effect on the Company and its subsidiaries taken as a whole.

  Board of Directors of the Company. The Merger Agreement provides that upon the purchase and payment by Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to designate such number of directors on the Board of Directors of the Company which represents a percentage of the Board of Directors of the Company equaling the percentage of Shares purchased. If requested by Parent, the Company shall cause such persons designated by Parent to constitute at least the same percentage of each committee of the Board of Directors of the Company and each board of directors of each subsidiary of the Company.

  The Merger Agreement further provides that in the event that Parent's designees are elected to the Board of Directors of the Company prior to the Effective Time of the Merger, until the Effective Time of the Merger the Board of Directors of the Company shall have at least two directors who are directors as of the date of the Merger Agreement. In such event, the affirmative vote of a majority of the directors not designated by Parent shall be required to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement.

  Stock Options. Immediately prior to the Effective Time, each outstanding Company Option granted under the Option Plans or otherwise shall be surrendered to the Company and shall be forthwith cancelled and the Company shall pay to each holder of a Company Option, by check, an amount equal to (i) the product of the number of the Shares which are issuable upon exercise of such Company Option, multiplied by the Offer Price, less (ii) the aggregate exercise price of such Company Option. Except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Company's Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted as of the Effective Time and no holder of Company Options or any participant in the Option Plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

  Subordinated Debt. Immediately prior to the Effective Time, Parent will cause the Company to redeem all of the Company's 8% Senior Subordinated Notes A and 8% Senior Subordinated Notes B in an amount equivalent to the outstanding principal amount thereof and accrued and unpaid interest thereon but not in excess of $2.2 million.

  Conditions to the Offer. Notwithstanding any other terms of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) the Minimum Condition has not been satisfied, (ii) the Financing Condition has not been satisfied or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any such Shares, any of the following events will have occurred:

    (a) there will be threatened or pending any suit, action or proceeding by any Governmental Entity against the Purchaser, Parent, the Company or any subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (v) which otherwise is reasonably likely to have a material adverse effect on the operations, business, properties or condition (financial or otherwise) of the Company or any of its subsidiaries taken as a whole;

    (b) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action will be taken by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
  (v) of paragraph (a) above;

    (c) there will have occurred any other event, change or effect after the date of the Merger Agreement which, either individually or in the aggregate, would have, or be reasonably likely to have, a material adverse effect on the operations, business, properties or condition (financial or otherwise) of the Company or any of its subsidiaries taken as a whole;

    (d) (i) the Company Board or any committee thereof will have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Company Board or any committee thereof will have resolved to do any of the foregoing;

    (e) there will have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or on the London Stock Exchange, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality will not be true and correct in any material respect and any such representations and warranties that are not so qualified will not be true and correct, in each case as if such representations and warranties were made as of such time;

    (g) the Company will have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such failure would result in a material adverse effect on the operations, business, properties or condition (financial or otherwise) of the Company or any of its subsidiaries taken as a whole;

    (h) any person acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act), of at least 20% of the outstanding Common Stock of the Company (other than any person not required to file a Schedule 13D under the rules promulgated under the Exchange Act); or

    (i) the Merger Agreement will have been terminated in accordance with its terms.

  Subject to the provisions of the Merger Agreement set forth under "The Offer" above, the foregoing conditions (i) may be asserted by Parent and the Purchaser regardless of the circumstances giving rise to such condition and
(ii) are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser.

The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  Indemnification. The Purchaser and Parent have agreed in the Merger Agreement that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided under certain indemnification agreements and in their respective certificates of incorporation or by-laws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time.

  Reasonable Notification. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, each of the parties shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Operative Agreements.

  Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors," after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of the Purchaser's and Parent's respective obligations under the operative agreements.


  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, labor relations and employment matters, compliance with laws, subsidiaries, tax matters, litigation, vote required to approve the Merger Agreement, undisclosed liabilities, information supplied, the absence of any material adverse changes in the Company since December 31, 1996, brokers, fees and expenses, intellectual property, environmental protection, transactions with affiliates and contracts.

  THE STOCKHOLDERS AGREEMENT. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a Stockholders Agreement, dated as of September 11, 1997 (the "Stockholders Agreement"), with Delaware State Employees' Retirement Fund, The Declaration of Trust for the Defined Benefit Plan of ICI American Holdings Inc., the Declaration of Trust for the Defined Benefit Plans of ICI Zeneca Holdings Inc., Baccharis Capital, Inc., Princeton/Montrose Partners, Southern California Ventures II, Natural Venture Partners I, Robert J. Cresci, Allan Dalfen, Anthony J. Harnett, B. Allen Lay, Jay J. Miller, Stephen P. Monticelli, F. Noel Perry, Henry W. Poett, III, Donald R. Stroben and Stephen Schorr (collectively, the "Stockholders"), the record and/or beneficial owners of an aggregate of 4,098,654 Shares, or approximately 68.9% of the Shares outstanding on September 11, 1997 (66.4% of the outstanding Shares on a fully diluted basis). As an inducement and a condition to entering into the Merger Agreement, Parent required that the Stockholders agree, and the Stockholders agreed, to enter into the Stockholders Agreement.

  The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Stockholders Agreement may be examined, and copies thereof may be obtained, as set forth in Section 12 of the Offer to Purchase.

  Tender of Shares. Pursuant to the Stockholders Agreement, the Stockholders have agreed to tender all of the Shares beneficially owned by them at the Offer Price and in accordance with the terms and conditions of the

Offer, representing in the aggregate of 4,098,654 Shares, or approximately 68.9% of the currently outstanding Shares of the Company. The effect of the Stockholders agreeing to tender certain Shares pursuant to the Stockholders Agreement is that the Purchaser would satisfy the Minimum Condition.

  Voting. Pursuant to the Stockholders Agreement, the Stockholders have agreed, for a period ending upon the earlier of the consummation of the Merger and four-months following the termination of the Merger Agreement in accordance with its terms (the "Term"), at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, to vote (or cause to be voted) the Shares (if any) then held of record or beneficially owned by such Stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof, and (ii) against any Takeover Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Merger Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligations or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in
Article VI of the Merger Agreement not being fulfilled; provided, however, that nothing contained in the Stockholders Agreement shall be construed as requiring any Stockholder who also is a director of the Company to propose, endorse, approve or recommend the Merger Agreement or any transaction contemplated thereby in such Stockholder's fiduciary capacity as a director of the Company.

  Pursuant to the Stockholders Agreement, the Stockholders have further agreed, during the Term, that the Stockholders shall not (i) tender, or consent to any tender of, any or all such Stockholder's Shares, pursuant to any Acquisition Proposal, (ii) transfer, or consent to any transfer of, any or all of such Stockholder's Shares, Company Options or any interest therein,
(iii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Company Options or any interest therein, (iv) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares or Company Options, (v) deposit such Shares or Company Options into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or Company Options, or (vi) take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Stockholders Agreement or the transactions contemplated thereby or by the Merger Agreement. The Stockholders have further agreed to be bound by the provisions of the Merger Agreement relating to prohibitions on solicitations of Acquisition Proposals to the same extent as the Company. For purposes of the Stockholders Agreement "Acquisition Proposal" means a Takeover Proposal but excludes any Superior Proposal which a Stockholder, in his capacity as director, would be required to approve or recommend in accordance with his fiduciary duties.

  Each Stockholder has also granted Parent an irrevocable proxy to vote each Stockholder's Shares in favor of the Merger Agreement and against any Acquisition Proposal. Each Stockholder will be indemnified under the Stockholders Agreement as if he or it were acting in the capacity of a director of the Company under the Merger Agreement.

  Termination. The covenants and agreements contained in the Stockholders Agreement with respect to the Shares shall terminate upon the earlier of the consummation of the Merger and four months following the termination of the Merger agreement in accordance with its terms; provided, however, in the event the Merger Agreement is terminated by the Company upon the receipt of a Superior Proposal in accordance with the Merger Agreement, the Stockholders Agreement shall terminate on the date of termination of the Merger Agreement.

  Representations, Warranties, Covenants and Other Agreements. Each Stockholder has made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the authority to enter into and perform its obligations under the Shareholders Agreement, (iii) the absence of required consents or contractual conflicts relating to the Stockholders Agreement, (iv) the absence of encumbrances on and in respect of its Shares, (v) no finder's fees, (vi) the solicitation of Acquisition Proposals, (vii) transfers of Shares, (viii) waiver of appraisal rights and (ix) further assurances.

  CONFIDENTIALITY AGREEMENT. Pursuant to the Confidentiality Agreements entered into as of June 27, 1994 and August 20, 1997 by Parent and the Company (together, the "Confidentiality Agreement"), the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed with the SEC as an exhibit to the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendations of the Board of Directors.

  The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. The Board has agreed to tender its shares as part of this Offer.

  (b) Background: Reasons for the Recommendation.

  On June 24, 1997, at the invitation of Mr. Irwin Simon, CEO of Parent, Mr.
B. Allen Lay, CEO of the Company and Mr. Andrew Jacobson, President of Westbrae Natural Foods Inc., met with Mr. Simon to discuss Parent's business and desire to acquire attractive companies with strong market positions in the natural food industry.

  In early August, Mr. Robert Cresci, a Director of the Company, contacted Mr. Andrew R. Heyer, Chairman of Parent, to arrange a meeting between Mr. Cresci, Mr. Lay and Mr. Simon. On August 8, 1997, Mr. Simon and Mr. Heyer met with Mr. Cresci and Mr. Lay in New York City to discuss Parent's possible interest in acquiring the Company. At that meeting the Company agreed to provide to Parent additional information regarding the Company.

  On August 20, 1997, Parent entered into a Confidentiality Agreement with the Company agreeing to keep certain information confidential and to use the information solely for the purpose of evaluating the Company as a merger candidate.

  On August 21, 1997, the Board of Directors of the Company authorized Mr. Lay to negotiate a definitive Merger Agreement with Parent on terms and conditions acceptable to the Board.

  Between August 25 and August 27, 1997 members of the Company's senior management, including B. Allen Lay, the Company's Chairman and Chief Executive Officer, Mr. Stephen Schorr, the Company's Chief Financial Officer, and Mr. Jacobson met with Mr. Simon, Mr. Jack Kaufman, Parent's Chief Financial Officer, and Mr. Ben Brecher, Parent's Vice President -- Operations and representatives of Parent's lender to discuss the Company's business, valuation parameters of the Company and to discuss generally the terms and conditions of a possible transaction, including Parent's requirement that the Stockholders sign a Stockholders Agreement providing for the sale of the Shares in the Offer and the obligation of the Parent to obtain financing.

  On September 4, 1997, Parent delivered a draft of a non-binding letter of intent (the "Letter of Intent") to the Company outlining a proposal for Parent to acquire the Company.

  On September 5, 1997, after circulating the draft Letter of Intent to the Company's Board of Directors, Mr. Lay executed the Letter of Intent which provided, among other things, that the Company negotiate exclusively with Parent for a limited period of time. Press releases announcing the non-binding Letter of Intent were issued by the Company and Parent on September 8, 1997.

  On September 10, 1997, the Company's Board of Directors met. At that meeting the Company's Board of Directors unanimously approved the Merger Agreement and the Offer and the Merger contemplated by it. The

Merger Agreement was executed by the Company, Parent and Purchaser on September 11, 1997 and a press release announcing the execution of the Merger was issued by Parent on September 12, 1997.

  In making the determinations and recommendations set forth in Item 4(a) above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

  --The terms and conditions of the Offer and the Merger Agreement;

  --Various presentations by management at Board of Directors meetings held on and before September 10, 1997 regarding the financial condition, results of operations, business and prospects of the Company, including the rapid consolidation of the industry in which the Company participates and prospects of the Company if it were to remain independent;

  --The lack of liquidity of the Shares due to the small trading volume which has led to large fluctuations in the quoted value of the stock. The $3.625 price of the per Share Offer represents the high end of the per share range of the second quarter and a 52% premium over the low for the same period;

  --Consolidations in the natural food business have been occurring at a rapid pace in both the retail and distributor segments of the business. Producers such as the Company may be in a disadvantaged position dealing with these much larger entities in the future. The merger of the Company and parent should provide "critical mass" and be beneficial in dealing with the future customer base.

  --That the Merger Agreement permits the Company if, and only to the extent that, the Board of Directors of the Company after consulting with independent counsel and upon advice of such counsel, determines in good faith that such action is required by the Board of Directors to comply with its fiduciary duty to stockholders imposed by Delaware law to furnish information in response to requests which were not solicited by the Company after the date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party that has submitted an unsolicited proposal in writing to the Company to acquire the Company;

  --The termination provisions of the Merger Agreement which were a condition to Parent's proposal, providing that Parent would be entitled to a fee of $1 million inclusive of reimbursement of expenses upon termination of the Merger Agreement under certain circumstances; and

  --The representation of Parent and the Purchaser that Parent has, or has commitments to obtain, sufficient funds to permit Purchaser to consummate the Offer and the Merger.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder (s) under Section 16 (b) of the Exchange Act, (ii) Shares which are subject to restrictions on transfer and (ii) gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he has sole dispositive power to the Purchaser.

ITEM 6. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) The Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 6(a) above.

ITEM 7.  ADDITIONAL INFORMATION TO BE FURNISHED.

  None

ITEM 8. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 99.1 Agreement and Plan of Merger, dated September 11, 1997, among the Company, Purchaser and the Parent.

  Exhibit 99.2. Stockholders Agreement dated September 11, 1997 among Parent, the Purchaser and the Stockholders.

  Exhibit 99.3. Confidentiality Agreement dated June 27, 1994 between the
                Company and Parent.

  Exhibit 99.4. Confidentiality Agreement dated August 20, 1997 between the
                Company and Parent.

  Exhibit 99.5. Form of Letter addressed to stockholders of the Company dated
                September 12, 1997.

  Exhibit 99.6. The Company's (formerly known as Vestro Natural Foods Inc.)
                Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (attached hereto as Annex A).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Westbrae Natural, Inc.

                                             /s/ B. Allen Lay
                                          By: ________________________________
                                             NAME: B. ALLEN LAY
                                             TITLE: PRESIDENT AND CHIEF
                                             EXECUTIVE OFFICER

                                                                 EXHIBIT 99.6


                            WESTBRAE NATURAL, INC.
                            1065 EAST WALNUT STREET
                               CARSON, CA 90746

                       INFORMATION STATEMENT PURSUANT TO
                       SECTION 14 (F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about September 15, 1997, to the holders of record of the Shares at the close of business on or about September 10, 1997 as a part of the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Offer by Hain Acquisition Corp. (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers-Right to Designate Directors; The Purchaser Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in Schedule 14D-9.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on September 12, 1997. The Offer is scheduled to expire at 12:00 midnight Eastern Time, on Thursday, October 9, 1997, unless the Offer is extended.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9, copies of which are being delivered to the Company's shareholders contemporaneously herewith.

  The information contained in this Information Statement concerning Purchaser and the Purchaser designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 10, 1997, there were 5,950,588 Shares outstanding. The Board of Directors currently consists of nine members, each of whom is elected to a one year term. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that upon the purchase and payment by Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to designate such number of directors on the Board of Directors of the Company which represents a percentage of the Board of Directors of the Company equaling the percentage of Shares purchased. If requested by Parent, the Company shall cause such persons designated by Parent to constitute at least the same percentage of each committee of the Board of Directors of the Company and each board of directors of each subsidiary of the Company.

  The Merger Agreement further provides that in the event that Parent's designees are elected to the Board of Directors of the Company prior to the Effective Time of the Merger, until the Effective Time of the Merger the Board of Directors of the Company shall have at least two directors who are directors as of the date of the Merger Agreement. In such event, the affirmative vote of a majority of the directors not designated by Parent shall be required to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement.

  The designees of the Purchaser to serve as members of the Board of Directors of the Purchaser have not been identified, but the Purchaser anticipates such persons, when and if designated in accordance with the Merger Agreement, shall consist of current executive officers and directors of Parent and the Purchaser identified in Schedule I to the Offer to Purchase.

                       CURRENT DIRECTORS OF THE COMPANY

  The following table sets forth the name of each current director of the Company, his age, position and office with the Company and period he has served as a director:

                                             POSITION AND OFFICE        DIRECTOR
                 NAME             AGE           WITH COMPANY             SINCE
                 ----             --- --------------------------------- --------
     Robert J. Cresci............  53 Director                            1990
     Allan Dalfen................  54 Director                            1992
     Anthony J. Harnett..........  52 Director                            1994
     B. Allen Lay................  62 Chairman of the Board, President,   1987
                                      Chief Executive Officer
                                      and Director
     Jay J. Miller...............  64 Director                            1966
     Stephen P. Monticelli.......  42 Director                            1994
     F. Noel Perry...............  44 Director                            1995
     Henry W. Poett, III.........  58 Director                            1987
     Donald R. Stroben...........  66 Director                            1987

  Robert J. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of Bridgeport Machines, Inc., ServTech, Inc., EIS International, Inc., Sepracor, Inc., Olympic Financial, Ltd., GeoWaste, Inc., Hitox, Inc., Natures Elements, Inc., Garnet Resources Corporation, HarCor Energy, Inc., Meris Laboratories, Inc., Film Roman, Inc., Educational Medical, Inc. and several private companies.

  Allan Dalfen was President and Chief Executive Officer of the Company from February, 1993 to January, 1995. From 1979 to 1992, Mr. Dalfen was President and Chief Executive Officer of Weider Health and Fitness, a manufacturer of health and fitness equipment, sports nutrition products and fitness publications. He is currently President of KSD Fitness and is a Director of Herristic Development Group, Inc.

  Anthony J. Harnett was the owner of Bread & Circus, a leading natural products retailer, from 1975 through 1992. He currently serves as Chairman of Harnett's, a homeopathic retail pharmacy.

  B. Allen Lay was elected by the Board of Directors as President and Chief Executive Officer on January 12, 1995 and Chairman of the Board on August 6, 1996. Mr. Lay has served as a General Partner of Southern California Ventures, a venture capital firm, since May, 1983. He is a director of PairGain Technologies, Physical Optics Corp., Kofax Imaging, ViaSat Inc. Helisys Inc. and Medclone Inc. Mr. Lay has served in a number of interim management roles, most recently as Chairman and Chief Executive Officer of Meridian Data Inc. from July, 1993 to December, 1994.

  Jay J. Miller has been a practicing attorney in the State of New York for more than thirty years. Mr. Miller is a director of Total-Tel USA Communications, Inc. a long distance telephone service provider, and Edison Control Corporation, a manufacturer and distributor of concrete piping systems. He is also a Chairman of the Board of Amtrust Pacific Ltd., a New Zealand real estate company.

  Stephen P. Monticelli is founder and President of Mosaic Ventures LLC, a private investment firm. From 1991 to 1995 he was a partner and Managing Director of Baccharis Capital, Inc., a venture capital and buyout firm. From 1987 to 1991, Mr. Monticelli was a Principal in the Private Ventures group of The Fremont Group (formerly known as Bechtel Investments, Inc.), a private family investment firm. Prior to 1987, he was a management consultant with Marakon Associates and a Certified Public Accountant with Deloitte and Touche.

  F. Noel Perry is the founder and a Managing Director of Baccharis Capital, Inc., a private venture capital partnership which concentrates its interests in the natural and organic food area. Mr. Perry currently serves on the Board of several private companies and served on the Board of Earth's Best before its sale.

  Henry W. Poett, III was President and Chief Executive Officer of the Company from April, 1992 to January, 1993. Previously, he was Executive Vice President-Operations and Chief Operating Officer of the Company from May, 1990 to March, 1992. Mr. Poett is currently a partner in Dalton Partners, a management services company. Mr. Poett was an independent management consultant from 1989 to 1990. He served as President and Chief Operating Officer of Transcisco Industries Inc. from 1987 to 1988. From 1984 to 1987, he was Chief Executive officer of Wilsey Foods, Inc., a packager, marketer and distributor of food products. He is a director of Biovation Inc., Wilsey Bennett Company, and Armanino Foods.

  Donald R. Stroben was Chairman of the Board of the Company from January, 1987 to January, 1993. He has served as a Managing General Partner of Princeton/Montrose Partners, a venture capital firm, since December 1981. Mr. Stroben currently serves as a director of Etz Lavud Ltd. (ASE) and several private companies, Mr. Stroben is also past Chairman of the Board of Laura Scudder's, Inc., a snack food manufacturer.

  During 1996, the Board held four meetings. Each director attended at least 75% of the meetings held. Where formal action has otherwise been required, the Board has acted by unanimous written consent as permitted under applicable corporate law and the Company's By-Laws. The Company's Board of Directors currently has an Audit Committee consisting of Messrs. Stroben and Poett and a Compensation Committee consisting of Messrs. Miller and Cresci. The Board currently has no Nominating Committee.

                   CURRENT EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth information covering the executive officers of the Company. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any officers or directors of the Company.

               NAME                AGE                     POSITION
               ----                ---                     --------
     B. Allen Lay................   62 Chairman of the Board, President and
                                        Chief Executive Officer
     Stephen Schorr..............   51 Vice President, Finance, Secretary, Treasurer and
                                        Chief Financial Officer

  Mr. Lay currently serves as a director of the Company. See CURRENT DIRECTORS OF THE COMPANY for employment and background information concerning Mr. Lay.

  Mr. Schorr joined the Company in July, 1988 as Vice President, Finance. He is an officer and director of each of the Company's subsidiaries. From December, 1982 through June, 1988, he held the positions of Vice President, Finance and Corporate Controller of Linear Corporation, a manufacturer of electronic components.

SIGNIFICANT EMPLOYEES

  Andrew Jacobson (36) has been President of the Company's subsidiaries, Westbrae Natural Foods, Inc. and Little Bear Organic Foods, Inc. since joining the Company in November, 1992. From 1985 to 1992, Mr. Jacobson was employed by Tree of Life Inc., a major national natural, products distributor, in several executive capacities culminating as Director of Sales of Tree of Life West, Sun Valley and Hayward, CA. Mr. Jacobson is a member of the Board of Directors of the National Nutritional Foods Association.

  Myron Cooper, 63, is Vice President, Technical Services of Westbrae and Little Bear. Prior to joining Vestro in 1988, Mr. Cooper held executive positions in operations, marketing, product development and quality control with Kellogg's, Fairmont Foods and Hain Pure Food Company. Mr. Cooper holds a Ph.D. in Food Science and Biochemistry. He is Vice President of the Soy Foods of America Association and a member of the California Organic Advisory Board.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation which the Company paid during the three years ended December 31, 1996 to the Chief Executive officer and to its other executive officers.

  NAME AND PRINCIPAL                                    OPTIONS     ALL OTHER
       POSITION          YEAR  SALARY         BONUS     GRANTED    COMPENSATION
  ------------------     ---- --------       -------    -------    ------------
B. Allen Lay, CEO        1996 $124,000       $20,000(f) 120,000(h)
                         1995 $115,000(a)(b)            120,000       $5,000(c)
Allan Dalfen, CEO        1994 $120,000(d)    $ 3,120(e)
Andrew Jacobson, Pres.,  1996 $124,000       $29,700(f)
 Westbrae Natural        1995 $120,000       $15,000(f)
 Foods, Inc.             1994 $120,000       $ 3,120(e)
Stephen Schorr, CFO      1996 $108,000       $23,000(f)  10,000(h)
                         1995 $105,000       $ 9,300(f)  30,000
                         1994 $105,000       $ 2,000     20,000(g)

--------
(a) Represents amounts paid as a consulting fee to SCV Management Company of which Mr. Lay is a general partner.
(b) Began employment on January 12, 1995.
(c) Consulting fee paid prior to becoming CEO.
(d) Represents amounts paid as a consulting fee to Dalfen Corporation of which Mr. Dalfen is the sole shareholder.
(e) Paid under a management bonus agreement which provided for the payment of 6% of pretax income above $500,000 in a year to Mr. Dalfen and Mr. Jacobson.
(f) Bonus paid under an incentive plan covering substantially all employees of the Company.
(g) Replaced options that expired in 1994.
(h) See Option Grants in Last Fiscal Year table below.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                  POTENTIAL
                                                               REALIZABLE VALUE
                                                                  AT ANNUAL
                                                                RATES OF STOCK
                                                                 APPRECIATION
                                                               ----------------
                        OPTIONS % OF TOTAL EXERCISE EXPIRATION
         NAME           GRANTED  GRANTED    PRICE      DATE      5%      10%
         ----           ------- ---------- -------- ---------- ------- --------
B. Allen Lay........... 120,000     62      $1.875  07/12/2001 $62,217 $137,497
Stephen Schorr.........  10,000      5      $ 3.00  10/25/2006 $18,880 $ 47,853

STOCK OPTIONS

  The Company adopted a Stock Option Plan at its May 23, 1988 Annual Meeting. This plan provides for options to purchase up to 150,000 shares of the Company's Common Stock to be granted at prices not less than the fair market value on the date of grant. Both incentive and non-incentive options may be issued under the 1988 Plan. At December 31, 1996, there were 149,500 incentive options outstanding under the 1988 Plan, of which options to purchase 49,625 shares were currently exercisable. During the year ended December 31, 1996, no options were granted or exercised under this plan.

  During 1993, the Company granted a stock option to Mr. Jacobson to purchase 329,875 shares of its Common Stock at a price of $1.29 per share. This option is exercisable in installments through November 1, 1997.

  On July 26, 1995, the Board of Directors granted to each of the eight non-employee Directors, a non-qualified option to purchase 20,000 shares of Common Stock, of the Company. Each option is exercisable, at a price of $1.875 per share, the fair market value of the Company's Common Stock on the date of grant, for a period of five years from the date of grant and vest in three equal installments on each anniversary date with credit given for up to two years of prior service by an option holder. The grant of the options was ratified by shareholders at the Annual Meeting on June 20, 1996. At December 31, 1996 options to purchase 160,000 shares were outstanding of which 133,333 were currently exercisable. During 1996, no options were exercised.

  On January 31, 1996, and at subsequent six month intervals, nonqualified options to purchase 60,000 shares each of the Company's Common Stock were issued to Mr. Lay, totalling 300,000 shares. Each option was granted at the then-current market value and has a term of five years. Each option is immediately exercisable in full.

  At the Company's Annual Meeting on June 20, 1996, shareholders voted to adopt the 1996 Incentive Stock Plan. This plan provides for options to purchase up to 150,000 shares of the Company's Common Stock. During the year ended December 31, 1996, options to purchase 74,500 shares were granted under this plan.

          SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Set forth below is certain information concerning persons known by the Company to own beneficially more than 5% of the shares of Common Stock of the Company outstanding on March 31, 1997.

                                                        NUMBER OF
                    NAME AND ADDRESS                   BENEFICIALLY   PERCENT OF
                   OF BENEFICIAL OWNER               OWNED SHARES (1) CLASS (1)
                   -------------------               ---------------- ----------
     NAP & Company..................................     983,940        16.5%
     Nominee for Delaware State
      Employee's Retirement Fund
     1 Hopkins Plaza
     Baltimore, MD 21203
     Baccharis Capital, Inc. .......................     702,814        11.8%
     2420 Sand Hill Rd.
     Suite 100
     Menlo Park, CA 94025
     Allan Dalfen...................................     609,155        10.2%
     509 No. Palm Drive
     Beverly Hills, CA 90210
     Princeton/Montrose Partners....................     548,016         9.2%
     243 No. Highway 101
     Solana Beach, CA 92075
     Scottish Invest. Trust PLC.....................     527,111         8.9%
     6 Albyn Place
     Edinburgh, Scotland EH24 NL
     Southern Calif. Ventures II....................     365,345         6.1%
     A California Limited Partnership
     406 Amapola Avenue
     Suite 205
     Torrance, CA 90501
     Natural Venture Partners I.....................     351,407         5.9%
     250 Central Avenue
     Needham, MA 02194

  The following table sets forth the beneficial share ownership of each director of the Company, and the number of shares of Common Stock beneficially owned by all officers and directors as a group as of March 31, 1997:

                                                       NUMBER OF
                    NAME AND ADDRESS                  BENEFICIALLY   PERCENT OF
                  OF BENEFICIAL OWNER               OWNED SHARES (8) CLASS (1)
                  -------------------               ---------------- ----------
     Robert J. Cresci (2)..........................    1,425,629       23.9%
     Allan Dalfen..................................      609,155(7)    10.2%
     Anthony J. Harnett (3)........................      364,741        6.1%
     B. Allen Lay (4)..............................      682,916       11.2%
     Jay J. Miller.................................      105,144        1.8%
     Stephen P. Monticelli.........................       23,333         .4%
     F. Noel Perry (5).............................      709,481       11.9%
     Henry W. Poett, III...........................       28,786         .5%
     Donald R. Stroben (6).........................      568,016        9.5%
     Officers and directors as a group (10
      persons).....................................    4,543,487       76.0%

--------
(1) Based upon an aggregate of 5,950,588 shares of Common Stock outstanding and currently exercisable stock options to purchase an aggregate of 746,858 shares of Common Stock. Each of the above shareholders have sole voting and sole dispositive power with respect to the shares beneficially owned.

(2) Mr. Cresci is the investment advisor for Nap & Company, Fuelship & Company and Northman and Company.
(3) Mr. Harnett is a partner of Natural Venture Partners I.
(4) Mr. Lay is a General Partner of Southern California Ventures II.
(5) Mr. Perry is a Managing Director of Baccharis Capital, Inc.
(6) Mr. Stroben is a Managing General Partner of Princeton/Montrose Partners.
(7) Includes 263,900 shares of the Company's Common Stock purchased in 1993 at a price of $1.29 per share and 131,950 shares of the Company's Common Stock purchased in 1995 under a Severance and Settlement Agreement at a price of $1.29 per share. Mr. Dalfen paid the Company $66,000 for the shares and executed a note payable to the Company for $444,025. The note is interest bearing at the rate of 5.75%, due on December 31, 1997 and is secured by the shares of stock purchased.
(8) Shares include currently exercisable stock options to purchase shares of Common Stock as follows:

       Robert J. Cresci.................................................  20,000
       Allan Dalfen.....................................................  20,000
       Anthony J. Harnett...............................................  13,333
       B. Allen Lay..................................................... 300,000
       Jay J. Miller....................................................  20,000
       Stephen P. Monticelli............................................  13,333
       F. Noel Perry....................................................   6,667
       Henry W. Poett, III..............................................  20,000
       Donald R. Stroben................................................  20,000
       Officers and directors as a group (10 persons)................... 450,833

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company currently rents warehouse and office space from a partnership, in which Mr. Poett is a partner, for which it paid rentals of $196,000 in 1996. The rent paid for such space is believed to be not less favorable to the Company than that which would be paid under an arm's length transaction. The lease expires on September 30, 1997, subject to earlier termination by the lessor or the Company under certain circumstances.

  The Company has used the law office of Mr. Miller for certain legal services. It is believed that the fees paid for such services are not greater than those which would have been paid to an unaffiliated party.